                                  Commission File No.

                            FORM 6-K

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549

                Report of Foreign Private Issuer
              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934

                   For the month of May, 1999


               ENTERPRISES SHIPHOLDING CORPORATION
         (Translation of registrant's name into English)

             c/o Enterprises Shipping & Trading S.A.
                      Poseidonos Avenue 11
                        Elliniko GR-16777
                         Athens, Greece
            (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

           Form 20-F     X       Form 40-F

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes             No     X

Item 1.  INFORMATION CONTAINED IN THIS FORM 6-K REPORT

         Attached hereto is a copy of the quarterly report of Enterprises Shipholding Corporation (the "Company") for the period ended March 31, 1999.

                                             Athens 14th May 1999


TO THE NOTEHOLDERS OF ENTERPRISES SHIPHOLDING CORPORATION:

Enclosed is the unaudited financial information accompanied by a Management's Discussion and Analysis of Financial Condition and
Results of Operations for the period ended March 31, 1999.

During the first quarter of 1999 the reefer industry was faced with the consequences of the market conditions and the weather disturbances that had affected the reefer industry during 1998. Our projections for a gloomy and uncertain future were reconfirmed. The spot freight rates ranged from $0.28 per cubic feet during January to $0.90 per cubic feet for March. Those rates are approximately 44% and 18% below the rates of January and March 1998. In the first quarter 12 vessels of our fleet were trading in the spot market having an average utilization rate of 54% with an average freight rate of $0.36 per cubic feet contributing only $2 million of EBITDA compared to last year's 86% utilization rate of 5 vessels that were trading in the spot market with an average freight rate of $0.54 per cubic feet The outlook of the spot market during the third and fourth quarter remains very sluggish and as such we have decided to lay-up all our vessels trading in the spot market due to the low levels of the freight market. The remaining 14 vessels are on a period time charter with an average rate of $0.57 per cubic feet calculated on a monthly basis up to each vessel's existing charter expiration.

We have initiated our scrapping program and during the first quarter of 1999 we sold two vessels built 1969 and 1972 realizing around $0.9 million of net proceeds. The current average age of the fleet is 17 years. Depending on the market conditions and price levels we will continue the scrapping of the older tonnage.

The newbuilding program is on schedule and the first vessel, upon its delivery, has been chartered at current market rates.

For the three months ending March 31, 1999, the Company's revenues were $16 million, EBITDA was $7.3 million and net income was $0.0 million. While we had anticipated lower figures from last year's results, they were unexpected, due to worse than anticipated market conditions which led to unsatisfactory performance of the vessels trading in the spot market.

A conference call with Mr. Victor Restis, President and Chief Executive Officer, and Mr. Kostas Koutsoubelis, Director and Chief Financial Officer, has been scheduled for Wednesday 19th of May 1999 at 9:30 am New York time to discuss the first quarter 1999 results.

To participate in the conference call please dial the number
(212) 346-7484.

We are pleased to answer any inquiries that you may have. Our investor relations contact is: Kostas Koutsoubelis, Tel:
Int+301+8945061 and Fax: Int+301+8983595


Sincerely yours,


Victor Restis
President and
Chief Executive Officer

             MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    The Company is one of the world's leading independent owners and operators of reefer vessels with a fleet of 24 vessels, including 22 reefer vessels and two high reefer intake container vessels, and has on order 2 combined container reefer vessels and 5 high reefer intake containers vessels. The following discussion presents financial information for the Company and its subsidiaries on a consolidated basis for all periods presented. The Company acquired such subsidiaries in October 1997 (the "Combination") in an exchange of stock transaction. Subsequent to the Combination, the financial statements of the Company were restated to reflect the consolidation of all companies.

    The Company's fleet currently consists of 24 vessels: (i) 22 reefer vessels ranging in size from approximately 200,000 to 600,000 cu.ft. of cargo capacity, including two modern reefer vessels each with 427,806 cu.ft. of capacity delivered from their builder in the first half of 1996; and (ii) two reefer container vessels, each with a cargo capacity of 324 TEU. The following table sets forth changes in the Company's fleet from December 31, 1994 through March 31, 1999.

                                   YEAR ENDED DECEMBER 31,          MARCH 31
                           _________________________________________________

                           1994     1995     1996     1997     1998     1999
                           _________________________________________________

Fleet owned at beginning
  of period                  15      17       20       24        26       26
Newbuildings and other
  acquisitions during
   period                     2       3        4        2         0        0
Sales and dispositions
   during period              0       0        0        0         0        2

Fleet owned at end of
   period                    17      20       24       26        26       24

Newbuildings on order         0       0        0        0         7        7

Reefer Cargo Capacity
  (at end of period)
  (millions cft.)           7.5     8.8     10.3     10.3      10.3      9.5
TEU Capacity (at end
  of period)                  0       0        0      648       648      648

    Reefer shipping is a highly specialized segment of the global shipping industry that provides seaborne transportation of perishable commodities, such as bananas, other fruits, meat, seafood, vegetables and dairy products, in a temperature controlled environment. The reefer industry is comprised of approximately 20 leading participants and numerous medium to small reefer fleet owners and operators.

    Reefer vessels are employed under time charters, voyage charters, contracts of affreightment ("COAs"), and bareboat (or demise) charters. Reefer vessels that operate in a pool are generally time chartered to the pool by the owner and the pools secure employment for the vessels they control through a combination of COAs, voyage charters and time charters with other operators or end-users.

    The reefer vessel industry is characterized by cyclical changes in supply and demand, resulting in wide swings in charter rates and vessel utilization and, consequently, in profitability for reefer vessel owners and operators. The supply of reefer vessel cargo carrying capacity is a function of the number and size of new vessels built and older vessels scrapped. The demand for reefer vessel capacity reflects several variables, including the size of fruit harvests, import quotas, the impact of general economic conditions on consumer demand, and trends in worldwide consumption and prices for reefer commodities. When growth in demand exceeds the current or anticipated carrying capacity of worldwide supply, charter rates generally increase. When charter rates reach sufficiently high levels, the scrapping rate of older vessels declines and orders for newbuildings increase. Once commissioned, a newbuilding generally takes 18 months to 24 months to be built.

    Recent trends in reefer vessel charter rates are as follows:
The average time charter rate for quality, midsize, pallet-friendly reefer vessels more than doubled from $0.41 per cu.ft. in 1985 to $0.85 per cu.ft. in 1991. The steady increase in freight rates resulted in relatively heavy investment in cargo capacity during this period, with worldwide reefer capacity (over 100,000 cu.ft.) growing by approximately 34% between 1986 and 1993. By 1993, reefer vessel cargo carrying capacity had increased at a greater rate than reefer vessel shipping volumes. Shipping volumes were adversely affected in late 1992 and 1993 by the size of various fruit harvests, the European Union quota on "dollar" bananas grown in Central America, and recessionary conditions in various importing countries. Accordingly, time charter rates for older, pallet-friendly vessels declined to approximately $0.50 in 1993, a 41.2% decline from the peak in 1991. As a result of the decline in freight rates, scrapping of older vessels increased and the construction of newbuildings decreased, thereby causing a decline in the supply of cargo carrying capacity. Charter rates began to improve in 1994 as a result of the decline in supply capacity along with the increased cargo shipping demand. According to Klaveness reports average rates for older, pallet-friendly vessels increased to approximately $0.53 in 1994, $0.60 in 1995 and to $0.67 in 1996,
but declined to $0.65 in 1997 and to $0.65 in 1998. Spot rates for the first six months of 1998 have ranged between $0.50 in January to a high of $1.10 in March to a low of $0.25 in June compared to $ 0.50 in January of 1997, to a high of $1.30 in March and April to a low of $0.50 in June of 1997. On the contrary spot rates during the first three months of 1999 were $ $0.28 in January, $0.55 in February and $0.90 in March. These spot rates were 44% and 18% below the rates of January and March 1998.

RESULTS OF OPERATIONS

The following table sets forth, for the periods indicated, selected operating data as a percent of net revenue:

                                   YEAR ENDED DECEMBER 31,          MARCH 31
                           _________________________________________________

                           1994     1995     1996     1997     1998     1999
                           _________________________________________________

Revenue from vessels,
  net                      100%      100%     100%    100%      100%     100%
Voyage and running
  expenses                 36.5      39.4     41.6    40.0      37.5     47.4
Depreciation and
  amortization             19.0      20.4     16.8    18.3      20.7     23.4
General and
  administrative
   expenses                 4.3       4.1      3.9     4.3       7.4      8.2
Income from
  operations               40.3      36.1     37.7    37.4      34.4     21.0
Interest expense,
  net                       3.7       3.9      4.2     3.51      3.5     19.9
Loss (gain) on sale
  of vessels                0.0       0.0      0.0    (7.9)      0.0      0.0
Other expenses
  (income)                 (1.0)      0.6     (0.7)   (2.2)      0.0      0.6
Minority interest           0.6       0.0      0.0     0.0       0.0      0.0
Net income                 37.0      31.6     34.2    44.1      21.9      0.5


    REVENUE FROM VESSELS, NET. Revenues are generated primarily From U.S. Dollar denominated charter hire payments under time charters, COAs or voyage charters to independent reefer operators, reefer pool operators and integrated multinational fruit companies. Revenues from vessels are presented net of shipbrokers' commissions. Historically, substantially all of the Company's time charters have been for periods of 12 months or more. During the past three years, revenues from time charters of 12 months or longer represented 86% of the Company's net revenues while for 1998 revenues from time charters represented 92% of the Company's net revenues compared to 84% during 1997. Depending on market conditions, the Company also charters out its vessels on COAs, and in the spot market on voyage charters. In 1996 and 1997, the Company derived 22% and 16% of its net revenues from COAs and spot market voyage charters, respectively. For 1998, the Company's share of revenues from spot charters was only 8% due to shortfall in spot market demand resulting from the effects of the El Nino phenomenon and the financial crisis in various countries. In the first quarter of 1999 revenues from time charter represented 70% of the Company's revenues reflecting the market conditions and the unwillingness of the charterers to commit to period charters.

    The Company's aggregate revenues are a function of the average freight rate that it earns per vessel per day and the total number of vessel days the fleet is in operation. The following table summarizes the Company's average revenue per vessel per day and total operating days:

                                        Year Ended December 31,
                           _________________________________________________
                                                                     MARCH 31
                           1994     1995     1996    1997    1998    1999
                           _________________________________________________

Average revenue per
   vessel per day         $8,169  $8,418  $10,086  $10,555 $ 9,319   $ 9,040
Percentage increase
   (decrease)                  -    3.0%    19.8%     4.7% (11.7)%    (3.0)%
Total operating
   days                    5,625   6,037    7,777    7,492   7,666      1815
Percentage increase            -    7.3%    28.8%   (3.7)%    2.3%        NA

    VOYAGE AND RUNNING EXPENSES. Voyage and running expenses include costs of crewing, spares and stores, insurance premiums, lubricants, repairs and maintenance, and victualling. The time charterer, subject to certain adjustments pays bunkers and port expenses for vessels under time charters. Bunkers and port expenses for vessels under voyage charters and COAs are paid by the vessel owner and are included in voyage expenses. The following table sets forth the Company's average voyage and running expenses per vessel per day:

                                        Year Ended December 31,
                           _________________________________________________
                                                                     MARCH 31
                           1994      1995    1996    1997    1998    1999
                           _________________________________________________

Average operating
  expenses per vessel
    per day               $2,791  $3,002   $3,989   $3,437 $ 2,824   $ 3,324
Percentage increase
  (decrease)                   -    7.5%    32.9%  (13.8)% (17.8)%     17.7%

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses include management fees of $500 per day per vessel paid to EST for technical management, headquarters expense, office staff and the expense of administrative, legal, quality assurance, information systems and centralized accounting support functions. Such fees are reduced to $300 per day per vessel when the vessel is in lay-up condition.

    DEPRECIATION AND AMORTIZATION. The Company depreciates its vessels on a straight-line basis over an estimated useful life of 25 years. For secondhand vessels, the Company depreciates vessel acquisition costs on a straight-line basis over the balance of such vessel's useful life of 25 years. Amortization includes dry docking costs of the vessels, which are carried out approximately every two and one-half years. These costs are deferred and amortized through the next dry docking period. Legal costs and financing fees incurred in connection with the financing of a vessel are also deferred and amortized over the loans' repayment period. Costs relating to loans that are repaid are expensed in the period of repayment.

THREE MONTHS ENDED MARCH 31, 1999, COMPARED WITH THREE MONTHS
ENDED MARCH 31, 1998

    REVENUE FROM VESSELS, NET. Revenue from vessels, net, decreased $3.6 million to $16.4 million in the first quarter of 1999, compared to $20 million in the relevant quarter in 1998, representing a 20 % decrease. Average daily revenue per vessel decreased to $9,040 in the first three months of 1999 from $9,347 in the first three months of 1998, representing a 3.3% decrease. Operating days decreased to 1815 days in the first quarter of 1999 from 2144 days in the first quarter of 1998, representing an 15.3% decrease. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by the low spot rates and fewer voyage days due to increased idle time. In the first quarter of 1999 12 vessels were in the spot market operating 588 days out of the 1080 available days with an average rate of $0.36 per cubic feet compared to the first quarter of 1998 where 5 vessels were in the spot market operating

386 days out of the 450 available days with an average rate of $0.54. Consequently, revenues from time charters in the first quarter of 1999 were $11.5 million and $4.9 million from the voyage charters compared to $17.1 million and $2.9 million respectively for the first quarter of 1998.

    VOYAGE AND RUNNING EXPENSES. Voyage and running expenses increased by $0.6 million, to $7.8 million in the first quarter of 1999 from $7.2 million in the first quarter of 1998. As a percentage of revenues, voyage and running expenses increased to 47.4% in the first three months of 1999 compared to 35.9% in the first three moths of 1998. The increase of $0.6 million was mainly due to the fact that more vessels operated under voyage charters which meant that bunkers, port dues and other expenses were paid by us. Voyage expenses were $1.8 million and $1.2 million in the first three months of 1999 and 1998, respectively.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $0.2 million to $1.3 million in the first three months of 1999 compared to $1.1 million in the first three months of 1998. This increase was due to the new compensation of the Directors, which was effective from 1st September 1998.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $0.2 million to $3.8 million in the first three months of 1999 from $3.6 million in the first three months of 1998. This increase was due to the new depreciation of the vessel Bolivar that was rebuilt after the accident the vessel suffered during the fourth quarter of 1997.

    INTEREST EXPENSE, NET. Interest expense, net, increased by $2.5 million, to $3.3 million in the first quarter of 1999 from $0.7 million in the first quarter of 1998. This increase was primarily due to the interest of $3.9 million on the Company's
Senior Notes from January 1 to March 31, 1999.   Interest income
in the first quarter of 1999 and in 1998 was $0.7 million and $0.3 million, respectively.

    NET INCOME. Net income decreased by $7.2 million, to $0.1 million in the first quarter of 1999 from $7.3 million in the first quarter of 1998. As a percentage of revenues, net income decreased to 0.5% in the first quarter of 1999 from 36.2% in the first quarter of 1998. This decrease of $7.2 was mainly due to the decrease of net revenues by $3.6 million due to the low spot market freight rates, increase in the Company's net interest expense by $2.6 million due to the higher interest cost of the Senior Notes, and increased voyage and running expenses of $0.6 million resulting from spot voyages.

YEAR ENDED DECEMBER 31, 1998, COMPARED WITH YEAR ENDED
DECEMBER 31, 1997

    REVENUE FROM VESSELS, NET. Revenue from vessels, net, decreased $7.3 million to $71.4 million in 1998, compared to $79 million in 1997, representing a 9.2% decrease. Average daily revenue per vessel decreased to $9,319 in 1998 from $10,555 in 1997, representing an 11.7% decrease. Operating days increased to 7,666 days in 1998 from 7,492 days in 1997, representing a 2.3% increase. The reason for the decrease in revenues was that the vessels operating in the spot market were directly affected by lower spot rates and by the lack of additional cargoes, as banana crops were destroyed by heavy rainfalls and floods caused by the El Nino phenomenon. Even though the total fleet operating days increased in 1998 compared to 1997 the vessels that were in the spot market operated only 422 days in the first six months of 1998 compared to 633 days for the same period of 1997, while during the third and fourth quarter of 1998 they were in lay-up. Consequently, revenues from time charters in 1998 were $65.8 million and $5.6 million from the voyage charters.

    VOYAGE AND RUNNING EXPENSES. Voyage and running expenses decreased by $4.8 million, to $26.8 million in 1998 from $31.6 million in 1997. As a percentage of revenues, voyage and running expenses decreased to 37.5% in 1998 compared to 40% in 1997. The decrease of $4.8 million was partially due to the fact that the vessels in voyage charters operated fewer days and thus concluded fewer voyages, which means that bunkers, port dues and other expenses were reduced significantly. Voyage expenses were $2.7 million and $4.6 million in 1998 and 1997, respectively. Due to the continuous preventive maintenance that the Company is enforcing in its vessels the running expenses decreased by $2.8 million dollars in 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased by $1.8 million to $5.3 million in 1998 compared to $3.4 million in 1997. This increase was due primarily to the new management fee of $500 per day per vessel based on the new management agreement with EST that was put into effect as of January 1, 1998. For the previous year the management fee was $350 per day per vessel. The fees are reduced to $300 per day per vessel when a vessel is in lay-up. During 1998 the fleet had 1637 lay-up days out of 9360 days of operating availability compared to 1485 lay-up days out of 9160 days of operating availability in 1997.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $0.4 million to $14.8 million in 1998 from $14.4 million in 1997. This increase was due to the write-off of loan expenses due to prepayment of the related loan from the proceeds of the Company's Senior Notes offering as well as the amortization of the legal expenses in relation to the Senior Notes offering.

    INTEREST EXPENSE, NET. Interest expense, net, increased by $6.8 million, to $9.6 million in 1998 from $2.8 million in 1997. This increase was primarily due to the interest of $10.5 million on the Company's Senior Notes from April 27 to December 31, 1998. Interest expense in 1998 and in 1997 was $12 million and $4.6 million, respectively; interest expense on bank loans was $4.6 million and $1.4 million in 1997 and 1998, respectively.
Interest income in 1998 and in 1997 was $2.8 million and $1.8 million, respectively. The increase in the interest income was due to the high cash balances that the Company had from the proceeds of the Senior Notes offering.

    NET INCOME. Net income decreased by $19.2 million, to $15.6 million in 1998 from $34.8 million in 1997. As a percentage of revenues, net income decreased to 21.9% in 1998 from 44.1% in 1997. This decrease of $19.2 million, including the extraordinary gain of $ 6.3 in 1997, was due to the decrease of net revenues by $7.6 million due to spot market conditions, increase in the Company's net interest expense by $6.8 million due to the higher interest cost of the Senior Notes, and decreased voyage and running expenses of $4.8 million resulting from fewer spot voyages and efficient management of the Company's vessels.

LIQUIDITY AND CAPITAL RESOURCES

    The Company operates in a capital-intensive industry requiring extensive investment in revenue producing assets. The liquidity requirements of the Company relate to servicing its debt, funding investments in vessels, funding working capital and maintaining cash reserves. Net cash flow generated from operations is the main source of liquidity for the Company. Net cash provided by operating activities was $9 million in the first quarter of 1999 versus $14.3 million for the same period in 1998. Additional sources of liquidity include proceeds from asset sales and borrowings generally secured by one or more of the Company's vessels, together with the proceeds of the Company's offering of Senior Notes.

    Net cash provided by operating activities decreased to $9 million in the first quarter of 1999 from $14.3 million in the first quarter of 1998, primarily due to the lower net income of $7.2 million for the period and increase of the accrued interest and financing charges by $ 4 million, due to the interest cost of the Senior Notes. Net cash provided by operating activities consists of the Company's net income, increased by non-cash expenses such as depreciation and amortization of deferred charges, and adjusted by changes in working capital.

    Net cash used in investing activities was $7.3 million out of which $6.8 million has been paid to the shipyard in Taiwan for the 3rd installment of two vessels under construction. The remaining installments within 1999 and 2000 amounts to $39.2 million and $19.7 million respectively. The net proceeds from the scrapping of the two older vessels were $0.9 million. The Company's principal uses of cash in investing activities have been vessel acquisitions and improvements, and purchases of equipment, as well as installment payments for vessels under construction.

    Net cash used in financing activities in the first quarter of 1999 was $7.5 million, which was the payment of the declared dividend for the period ended December 31 1998. Thus, cash and cash equivalents at March 31, 1999 were decreased to $21.1 million. The Company expects to fund the remaining $58 million for the acquisition of the newbuildings vessels from its existing cash together with a portion of the cash generated from the operations of the existing fleet while the balance of $120 million will be financed by secured bank facilities.

    The Senior Notes Indenture contains certain covenants that, among other things, limit the ability of the Company and its Restricted Subsidiaries to: (i) incur additional indebtedness;
(ii) make restricted payments; (iii) allow restrictions on distributions from subsidiaries; (iv) incur liens; (v) enter into certain transactions with affiliates; (vi) sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company; (vii) enter into sale and leaseback transactions; (viii) issue capital stock of its subsidiaries; (ix) enter into certain business activities; and (x) merge or consolidate with any other person. Events of default under the Senior Notes Indenture include (i) failure to pay principal or interest when due; (ii) failure to comply with certain restrictions on mergers, consolidations and transfers of assets, (iii) failure to comply with certain agreements and covenants in the Senior Notes Indenture; (iv) certain events of default on other indebtedness; (v) certain events of bankruptcy, and (vi) the breach of any representation or warranty.

    The Company believes that based on current levels of operating performance and expected market conditions, its cash flow from operations, together with the net proceeds of the Senior Notes Offering and other available sources of funds, will be adequate to make the required payments of the installments due to the shipyard, to permit anticipated capital expenditures and to fund the working capital requirements during the second and third quarter of 1999.

INFLATION

    Although inflation had a moderate impact on operating expenses, dry docking expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. However, in the event that inflation becomes a significant factor in the world economy, inflationary pressures would result in increased operating and financing costs.

FOREIGN EXCHANGE RATE FLUCTUATION

    The international reefer industry's functional currency is the U.S. Dollar and, as a result, virtually all of the Company's revenues are in U.S. Dollars. Historically, general and administrative expenses are incurred in Greek Drachmae, while a significant portion of the cost of revenues is incurred in U.S. Dollars and, to a much lesser extent, other currencies. The Company has a policy of continuously monitoring and managing its foreign exchange exposure, but the Company currently does not have any, and does not believe that it has any current need to enter into, foreign currency hedging transactions.

               ENTERPRISES SHIPHOLDING CORPORATION
                        AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS
              DECEMBER 31, 1998 AND MARCH 31, 1999
(Expressed in thousands of U.S. Dollars - except per share data)

ASSETS                                        1998               1999

   CURRENT ASSETS:

    Cash and cash equivalents              $  26,854          $  21,106
                                           ---------          ---------

    Marketable Securities                     24,126             25,506

    Accounts receivable-
      Trade                                      785                  0
      Insurance claims                         1,276                700
      Others receivables                       1,451              1,710
                                           ---------          ---------
                                               3,512              2,410
                                           ---------          ---------
    Inventories                                1,869              1,798
    Prepayments and other                        229              2,178
                                           ---------          ---------
      Total current assets                    56,590             52,998
                                           ---------          ---------
   FIXED ASSETS:
    Advances for vessel under
     reconstruction                           36,592             43,461
    Vessels' cost                            224,929            221,027
    Accumulated depreciation                 (71,988)           (73,278)
                                           ----------         ---------
                                           ----------         ---------

      Total fixed assets                     189,533            191,210
                                           ---------          ---------
   OTHER NON CURRENT ASSETS:
    Deferred charges, net of
      amortization of $ 2,204
      and $ 327 at December 31,
      1998 and March 31, 1999                  5,014              4,687
                                           ---------          ---------
          Total assets                     $ 251,137          $ 248,895
                                           =========          =========

   LIABILITIES AND SHAREHOLDERS' EQUITY

   CURRENT LIABILITIES:

    Current portion of long-term debt      $       0          $       0

                                           ---------          ---------
    Accounts payable-
      Trade                                    3,558              4,957
      Due to a related company                   570                  0
      Master accounts                            691                890
                                           ---------          ---------
                                               4,819              5,847
                                           ---------          ---------
    Dividends payable                          7,500                  0
    Due to management companies                  409                215
    Unearned revenue                           1,156              1,218
    Accrued interest and finance charges       2,589              6,471
    Other accrued liabilities                    648              1,125
    Due to shareholders                            0                  0
                                           ---------          ---------
          Total current liabilities           17,121             14,876
                                           ---------          ---------
   LONG-TERM DEBT, net of current maturities

    Senior notes payable                     175,000            175,000
    Banks                                          0                  0
    Related party                                  0                  0
                                           ---------          ---------
                                             175,000            175,000
                                           ---------          ---------
   SHAREHOLDERS' EQUITY:

    Share capital, nominal value
      $0.01 each (100,000,000
      shares authorised, issued
      and outstanding at
      December 31, 1998
      and March 31, 1999)                      1,000              1,000
    Retained earnings                         57,125             57,198
    Other comprehensive income                   891                821
                                           ---------          ---------
      Total shareholders' equity              59,016             59,019
                                           ---------          ---------
      Total liabilities and
      shareholders' equity                 $ 251,137          $ 248,895
                                           =========          =========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF INCOME
           FOR THE PERIOD ENDED MARCH 31, 1998 AND MARCH 31, 1999
      (Expressed in thousands of U.S. Dollars - except per share data)

                                                1998             1999

   REVENUE FROM VESSELS, net               $   20,041        $   16,408


   VOYAGE AND RUNNING EXPENSES                 (7,210)           (7,778)
                                           -----------       -----------
      Gross profit                             12,831             8,630


   DEPRECIATION AND AMORTIZATION               (3,599)           (3,846)


   GENERAL AND ADMINISTRATIVE
     EXPENSES                                  (1,119)           (1,340)
                                           -----------       -----------

      Income from operations                    8,113             3,444
                                           -----------       -----------
   OTHER INCOME (EXPENSES):
    Interest and finance expenses, net           (702)           (3,278)
    Foreign currency gain (loss)                   92                91
    Other, net                                   (240)             (184)
                                           -----------       -----------
      Total other income (expenses)              (850)           (3,371)

                                           -----------       -----------
   Net Income                              $    7,263                73
                                           ===========       ===========
   Earnings per share, basic               $     0.07        $     0.00
                                           ===========       ===========
   Weighted average number
     of shares, basic                      100,000,000       100,000,000
                                           ===========       ===========

   EBITDA                                  $   11,712             7,290

   Ratio of EBITDA to interest
     expense.net                               16.68               2.22

   EBITDA Margin                               58.44%             44.43%

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED MARCH 31,1998
      (Expressed in thousands of U.S. Dollars - except per share data)

                                            VALUATION
                                               OF
                                           MARKETABLE
                                CAPITAL    SECURITIES     RETAINED
                                 STOCK   SURPLUS (LOSS)   EARNINGS     TOTAL
                               --------- --------------   ---------  --------
    BALANCE, December 31, 1997 $  1,000    $       0      $ 49,000   $ 50,000

    Net Income                        0            0         7,264      7,264

    Dividends paid                    0            0             0          0
                               ---------   ----------     ---------  --------
    BALANCE March 31, 1998     $  1,000    $       0      $ 56,264   $ 57,264
                               =========   ==========     =========  ========


            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                     FOR THE PERIOD ENDED MARCH 31,1999
      (Expressed in thousands of U.S. Dollars - except per share data)

                                            VALUATION
                                               OF
                                           MARKETABLE
                                CAPITAL    SECURITIES     RETAINED
                                 STOCK       SURPLUS      EARNINGS     TOTAL
                               ---------   -----------    ---------  --------
   BALANCE, December 31, 1998  $  1,000    $      891     $ 57,125   $ 59,016

    Net income                        0             0           73         73

    Valuation of
      Marketable sec.                 0           -70            0        -70
                               --------    ----------     ---------  --------
   BALANCE, March 31, 1999     $  1,000    $      821     $ 57,198   $ 59,019
                               ========    ==========     =========  ========

            ENTERPRISES SHIPHOLDING CORPORATION AND SUBSIDIARIES

                    CONSOLIDATED STATEMENTS OF CASH FLOW
           FOR THE PERIODS ENDED MARCH 31, 1998 AND MARCH 31, 1999
                  (Expressed in thousands of U.S. Dollars)

                                              1998                 1999

Cash Flows from operating activities:
  Net income                               $   7,264                 73
  Adjustments to reconcile net
  income to net cash provided by
  operating activities-
     Depreciation                              3,347              3,519
     Amortization of deferred charges            252                327
     Loss from vessels sale                        0                701
  (Increase) Decrease in:
     Accounts receivable                         160              1,102
     Inventories                                 (89)                71
     Prepayments and other                    (2,183)            (1,949)
  Increase (Decrease) in:
     Accounts payable                          2,574              1,028
     Other accrued liabilities                  (333)             4,359
     Unearned revenue                            913                 62
     Amounts due to management companies       2,521               (194)
Other                                            (83)                 0
                                                   0                  0
                                           ----------         ----------
Net cash provided by operating
  activities                                  14,343              9,099
                                           ----------         ----------
Cash Flows (for) from investing
  activities:
  Advances for vessels under
  construction/reconstruction                 (1,179)            (6,869)
  Payments for vessels' acquisition
  and improvements                                 0                  0
Net proceeds from vessels sale                     0                972
  Payments for drydocking and
  special survey costs                          (204)                 0
  Purchase of marketable securities                0             (1,450)
                                           ----------         ----------
Net cash (used in) provided by
  investing activities                        (1,383)            (7,347)
                                           ----------         ----------
Cash Flows (for ) from financing
  activities:
  Proceeds from shareholders, net
  of withdrawals                                   0                  0
  Proceeds from long-term debt, banks              0                  0
  Proceeds from issuance of Senior Notes           0                  0

  Payments and repayment of long-term
  debt, banks                                      0                  0
  Payments and repayment of long-term
  debt, related party                         (2,344)                 0
  Payments for financing fees                      0                  0
  Payments for dividends                           0             (7,500)
  Notes issuance and distribution                  0                  0
                                           ----------         ----------
Net cash (used in) provided by
  financing activities                        (2,344)            (7,500)
                                           ----------         ----------
Net increase (decrease) in cash and
  cash equivalents                            10,616             (5,748)

Cash and Cash Equivalents, beginning
  of period                                    5,590             26,854
                                           ----------         ----------
Cash and Cash Equivalents, end of
  period                                   $  16,206             21,106
                                           ==========         ==========

                           SIGNATURES


         Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             ENTERPRISES SHIPHOLDING CORPORATION
                             (registrant)


Dated: May 18, 1999          By:  /s/ Victor Restis
                                  ___________________________
                                  Victor Restis
                                  President and Chief
                                  Executive Officer



































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02391004.AA9